WAKEFIELD ALTERNATIVE SERIES TRUST
700 SEVENTEENTH STREET, SUITE 2400
DENVER, CO  80202

August 8, 2012

VIA ELECTRONIC TRANSMISSION

Valerie J. Lithotomos
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, Wakefield Alternative Series Trust (the "Registrant") and ALPS Distributors, Inc. (the Wakefield Managed Futures Strategy Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement (the "Amendment"), which was filed on August 7, 2012, to August 9, 2012, 8:00 A.M., or the earliest practicable date thereafter. Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265.

Wakefield Alternative Series Trust		ALPS Distributors, Inc.

By:	/s/ Patrick F. Hart III	By:	/s/ Thomas A. Carter
Name:	Patrick F. Hart III	Name:	Thomas A. Carter
Title:	President	Title:	President
Date:	August 8, 2012	Date:	August 8, 2012